UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 1-14536

PartnerRe Ltd.

(Translation of registrant’s name into English)

Wellesley House South

90 Pitts Bay Road

Pembroke HM08

Bermuda

(441) 292-0888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

INCORPORATION BY REFERENCE

The information furnished in this Form 6-K consists of the “PartnerRe Investor Presentation June 2019” which is included as an exhibit hereto. The following portions of that document shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference into the Registration Statement of PartnerRe Ltd., PartnerRe Finance B LLC and PartnerRe Finance C LLC on Form F-3 (File No. 333-231716) filed with the SEC: the portion of slide no. 7 consisting of the “Financial Snapshot” table, including the footnotes related thereto; and slides no. 8, 12, 15 and 19.

Other than as set forth above, no portion of this Form 6-K shall be deemed “filed” or otherwise incorporated by reference into any registration statement or other document filed by the registrant with the SEC.

EXHIBIT INDEX

Exhibit

99.1	PartnerRe Investor Presentation June 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.

Date: June 12, 2019	By:	/s/ Lee Iannarone
Name: Lee Iannarone
Title: Associate General Counsel

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